SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                       Meridian Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


              Common Stock, par value $0.10 per share
       __________________________________________________________________
                         (Title of Class of Securities)

                                   589658 10 3
--------------------------------------------------------------------------------
                                 (Cusip Number)


                             Stephen J. Kunst, Esq.
                           EM Industries, Incorporated
                                 7 Skyline Drive
                               Hawthorne, NY 10532
                                 (914) 592-4660
                                       and
                              Klaus H. Jander, Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                               New York, NY 10166
                                 (212) 878-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)
              If the  filing  person has  previously  filed a  statement  on
     Schedule  13G to report  the  acquisition  that is the  subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|
       Note. Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See
       Rule 13d-7(b) for the other parties to whom copies are to be sent.
                         (Continued on following pages)
                               (Page 1 of 4 Pages)

--------------------------                             -------------------------
CUSIP No. 589658 10 3                  13D                Page 2 of 4 Pages
--------------------------                             -------------------------
============ ===================================================================
    1.       NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             EM. Industries, Incorporated
------------ -------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|
------------ -------------------------------------------------------------------
    3.       SEC USE ONLY


------------ -------------------------------------------------------------------
    4.       SOURCES OF FUNDS
             OO
------------ -------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                             |_|
------------ -------------------------------------------------------------------
    6.       CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
------------------------- ------- ----------------------------------------------
                            7.    SOLE VOTING POWER
       NUMBER OF
         UNITS                    243,476(1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                          ------- ----------------------------------------------
                            8.    SHARED VOTING POWER

                                  0
                          ------- ----------------------------------------------
                            9.    SOLE DISPOSITIVE POWER

                                  243,476(1)
                          ------- ----------------------------------------------
                           10.    SHARED DISPOSITIVE POWER

                                  0
------------ -------------------------------------------------------------------
    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             243,476(1)
------------ -------------------------------------------------------------------
    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             |-|
------------ -------------------------------------------------------------------
    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.1%
------------ -------------------------------------------------------------------
    14.      TYPE OF REPORTING PERSON

             CO
============ ===================================================================

(1) Includes 29,038 shares of Common Stock of the issuer subject to presently exercisable warrants.

                                                                    SCHEDULE 13D
                          FILED PURSUANT TO RULE 13d-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


         This Amendment No. 1, which relates to shares of the common stock, par value $0.10 per share (the "Common Stock") of Meridian Medical Technologies,
Inc. (the "Issuer") and is being filed by EM Industries, Incorporated, supplements and amends the statement on Schedule 13D, dated November 20, 1996, and originally filed with the Commission on December 2, 1996.

Item 4.  Purpose of the Transaction.

The third paragraph of Item 4 of Schedule 13D is deleted and amended to read in its entirety as follows:

EM originally acquired the Merger Common Shares for investment purposes. EM has determined to dispose of all of the Common Stock that it holds, either on Nasdaq or in a privately negotiated transaction or transactions, and to dispose of all of the Warrants in a privately negotiated transaction or transactions, in each case, as soon as possible and depending upon market conditions and other factors and subject to compliance with the Stockholders Agreement. No assurances can be given that EM will be successful in disposing of its Common Stock and/or Warrants or as to the timing of such dispositions.

Item 5.  Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of Schedule 13D is deleted and amended to read in its entirety as follows:

(a) EM directly owns 214,438 shares of Common Stock and Warrants to purchase 29,038 shares of Common Stock (together, the "EM Common Shares"), which amounts include the shares of Common Stock and Warrants acquired in the Merger plus 61,989 shares of Common Stock previously acquired by EM from STI in November 1992 in a privately negotiated transaction. Based in part upon information provided by the Issuer and calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act, the EM Common Shares represent 8.1% of (i) the 2,994,930 shares of Common Stock outstanding on the date hereof plus (ii) the 29,038 shares of Common Stock issuable upon exercise of the Warrants.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 24, 2000

                                            EM INDUSTRIES, INCORPORATED


                                            By:  /s/ Stephen J. Kunst
                                            Name: Stephen J. Kunst
                                            Title: Secretary and General Counsel